FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 17, 2014

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce to apply for the modification of the investment in China announced on 2011/4/29”, dated January 17, 2014.

2.	Taiwan Stock Exchange filing entitled, “To announce the spin-off on behalf of AUO Crystal Corp., a subsidiary of AUO”, dated January 17, 2014.

3.	Taiwan Stock Exchange filing entitled, “To announce the purchase of equipment”, dated January 17, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: January 17, 2014	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
January 17, 2014
English Language Summary

Subject:   To announce to apply for the modification of the investment in China announced on 2011/4/29.
Regulation:   Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:   2014/01/17

Content:

1.  Date of occurrence of the event:2014/01/17
2.  Date of the original public announcement and reporting:2011/4/29
3.  Summary of the content originally publicly announced and reported:
The Board on 2011/4/29 resolved to invest in AU Optronics (Kunshan) Corp., Ltd. (formerly named as “FullVision Optoelectronics (Kunshan) Co., Limited”) in China.
4.  Reason for, and major content of, the change:
To consider the supply and demand of display market and to enhance the investment return, the Company plan to change the generation of TFT-LCD fab in China from G8.5 to G6.
5.  Effect on the Company's finances and business after the change:NA
6.  Any other matters that need to be specified:
The modification of investment plan is subject to the authority's approval.

Item 2

AU Optronics Corp.
January 17, 2014
English Language Summary

Subject:   To announce the spin-off on behalf of AUO Crystal Corp., a subsidiary of AUO
Regulation:   Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:   2014/01/17

Content:

1.  Kind of merger/acquisition (e.g.merger, consolidation, spin-off, acquisition, or receiving assignment of shares): spin-off
2.  Date of occurrence of the event: 2014/01/17
3.  Names of companies participating in the merger (e.g.name of the other company participating in the merger or consolidation, newly established company in a spin-off, acquired company, or company whose shares are taken assignment of):
Spin-off company: AUO Crystal Corp.(“ACC”)
Newly established company in a spin-off: Jinda Materials Corporation Limited.(“Jinda”)
4.  Counterparty (e.g. name of the other company participating in the merger or consolidation, company taking assignment of the spin-off, or counterparty to the acquisition or assignment of shares): Jinda
5.  Relationship between the counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX%), and explanation of the reasons for the decision to acquire, or take assignment of the shares of, an affiliated enterprise or related person, and whether it will affect shareholders' equity:
ACC will spin-off its long-term equity investment in M.setek Co., Ltd. (“M.setek”), as well as its relevant operations in relation to managing M.setek to Jinda (the “Spin-Off”), whereby Jinda will issue new shares to all shareholders of ACC as consideration. The Spin-Off will not affect ACC’s shareholders’ equity.
6.  Purpose/objective of the merger/acquisition:
The Purpose of the Spin-Off is organizational restructuring and specialization. In addition, it is intended to enhance operational efficiency and performance.
7.  Anticipated benefits of the merger/acquisition:
ACC expects to enhance operational efficiency and performance through the Spin-Off, with the purpose of organizational restructuring and specialization.
8.  Effect of the merger or consolidation on net worth per share and earnings per share:
According to the Spin-Off Plan, ACC plans to reduce its capital by NT$296,357,940, and cancel 29,635,794 shares issued, with a capital reduction ratio of 2.522195%. After the capital reduction, ACC’s net worth per share and earnings per share will be increased.
9.  Share exchange ratio and basis of its calculation:
(1) Share exchange ratio: Jinda will issue 29,635,794 of new shares as the consideration of the estimated business value to be spun-off (“Business Value of the Spin-Off”) by ACC. Based on the shareholding on the record date of the Spin-Off, the ACC shareholders will receive 25.22195 shares of Jinda common share in exchange of every 1 thousand shares of ACC common share. For fractional shares which are less than one share, Jinda will round off to a dollar and, within 30 days from the record date of the Spin-Off, make a one-time cash payment to shareholders of ACC equal to the Business Value of the Spin-Off represented by these fractional shares. In addition, all the fractional shares which are less than one share will be consolidated into full shares, and the Chairman of Jinda is authorized to seek specific persons to subscribe for these shares at a cost equal to the Business Value of the Spin-Off represented by these shares.
(2)  Basis of calculation:
The aforementioned share exchange ratio is determined based on the pro-forma book value of the assets and liabilities to be spun-off by ACC on the record date of the Spin-Off, net worth per share and professional’s opinion on the share exchange ratio for the Spin-Off.
10.  Scheduled timetable for consummation:
The tentative record date of the Spin-Off is April 1, 2014.
11.  Matters related to assumption by the existing company or new company of rights and obligations of the extinguished (or spun-off) company:
All operations, assets and liabilities which are intended to be spun-off to Jinda by ACC in accordance with the Spin-Off Plan, and all related rights and obligations, will be generally assumed by Jinda from the record date of the Spin-Off.
12.  Basic information of companies participating in the merger: Not applicable.
13.  Matters related to the spin-off (including estimated value of the business and assets planned to be assigned to the existing company or new company; the total number and the types and volumes of the shares to be acquired by the split company or its shareholders; matters related to the reduction, if any, in capital of the split company) (note: not applicable other than where there is announcement of a spin-off):
(1) Business Value of the Spin-Off and relevant adjustments of shareholders’ equity: the estimated value is NT$443,948 thousand calculated by subtracting the liabilities from the assets of the Spin-Off, which includes cash of NT$50,000 thousand, net long-term equity investment of NT$393,948 thousand, and liabilities of NT$0. However, after deducting the adjustments of shareholders’ equity totaling NT$147,590 thousand, the net Business Value of the Spin-Off is NT$296,358 thousand.
(2) Assets of the Spin-Off: estimated to be NT$443,948 thousand.
(3) Liabilities of the Spin-Off: estimated to be NT$0.
(4) The aforementioned scope of business, assets and liabilities of the Spin-Off are temporarily estimated based on the book value on ACC’s financial statements as of December 31, 2013 reviewed by the CPA, and other changing factors such as business conditions and pro-forma book value of long-term equity investments as of record date of the Spin-Off (temporarily scheduled on April 1, 2014). However, the actual amounts shall be adjusted based on the book value of ACC on record date of the Spin-Off.
(5) ACC will spin off its long-term equity investment in M.setek, as well as relevant operations in relation to managing M.setek, to Jinda.
(6) On the record date of the Spin-Off, Jinda will issue 29,635,794 of new shares, with a par value of NT$10, as the consideration of the Business Value of the Spin-Off, to all ACC shareholders in proportion to their shareholdings stipulated in the shareholders list.
(7) ACC will reduce its capital by NT$296,357,940. After the capital reduction, the paid-in capital of ACC will be NT$11,453,642,060, divided into 1,145,364,206 shares.
14.  Conditions and restrictions on future transfers of shares resulting from the merger or acquisition: None.
15.  Other important stipulations: None.
16.  Do the directors have any objection to the present transaction?: No.

Item 3

AU Optronics Corp.
January 17, 2014
English Language Summary

Subject:   To announce the purchase of equipment
Regulation:   Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:   2014/01/17

Content:

1.  Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):
Equipments and facilities for TFT-LCD manufacturing.
2.  Date of the occurrence of the event:
2011/08/01~2014/01/17
3.  Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:
unit price, total transaction price:
NT$4,119,748 thousand/set and NT$4,119,748 thousand totally.
4.  Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):
APPLIED MATERIALS SOUTH EAST ASIA PTE. LTD.、Hitachi,Ltd、NIPPON STEEL AND SUMIKIN BUSSAN CORPORATION、ORBOTECH ASIA LIMITED and ULVAC INC.
5.  Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:N/A
6.  Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A
7.  Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets)

(where originally deferred, the status or recognition shall be stated and explained):N/A
8.  Terms of delivery or payment (including payment period and monetary amount):
Payment in installments.
9.  The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
Payment in installments.
10.  Name of the professional appraisal institution and its appraisal amount:N/A
11.  Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A
12.  Is the appraisal report price a limited price or specific price?:N/A
13.  Has an appraisal report not yet been obtained?:N/A
14.  Reason an appraisal report has not yet been obtained:N/A
15.  Broker and broker's fee:N/A
16.  Concrete purpose or use of the acquisition or disposition:manufacturing.
17.  Do the directors have any objection to the present transaction?:N/A
18.  Any other matters that need to be specified:
The Company has released related information about the capital expenditure budget in accordance with the regulations.